UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Eysz, Inc

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       May 31, 2018

Physical address of issuer
107 Sandringham Road, Piedmont, California 94611

Website of issuer
www.eyszlab.com

Current number of employees
5



Annual Report
2021

Annual Report 2021

Throughout this document, mentions of Eysz refer to Eysz, Inc., a C-Corporation formed on May 31, 2018 in Delaware (the "Company"). The Company's physical address is 107 Sandringham Road, Piedmont, California 94611.

You may contact the Company by emailing ir@esyzlab.com. This annual report is posted on the Company's website, www.eyszlab.com. The Company may provide additional, occasional updates to investors via www.biovergeportal.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Eysz, Inc. ("Eysz" or "Company") is a corporation formed on May 31, 2018, in Delaware. The Company's physical address is 107 Sandringham Road, Piedmont, California 94611. The Company's website may be accessed at www.eyszlab.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Rachel Kuperman

Board positions with Eysz

Dates	Position	Principal Occupation
May 31, 2018 – Present	Chairman	Corporate Executive, Physician

Positions with Eysz

Dates	Position	Responsibilities
May 31, 2018 – Present	Chief Executive Officer	Provide strategic, financial and operational leadership for the company in collaboration with the Board of Directors and senior leadership team.

Dates	Organization	Title, Principal Business, and Responsibilities
Jan 2019 – Feb 2020	University of California, San Francisco	Title: Faculty Principal Business: Academia Responsibilities: Covered inpatient call at UCSF Benioff taking care of acute neurology patients in the hospital and emergency rooms and reading urgent EEGs and inpatient EEGs.
Jun 2008 – Dec 2018	Pediatric Multispecialty Medical Group	Title: Physician Principal Business: Healthcare Responsibilities: Established and developed the pediatric epilepsy program and surgical program. Medical director of the tuberous sclerosis clinic and ran the clinical research program in neurology.

Randy Berholtz

Board positions with Eysz

Dates	Position	Principal Occupation
Sep 30, 2019 - Present	Independent Director	Corporate Executive

Positions with Eysz

Dates	Position	Responsibilities
Not Applicable		

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
Jan 2017 – Present	Innovus	Title: Executive Vice President, Corporate Development

| | Pharmaceuticals | and General Counsel
Principal Business: Pharmaceutical
Responsibilities: Oversee corporate development, business development, legal and intellectual property at the company. |

Parth Amin

Board positions with Eysz

Dates	Position	Principal Occupation
Not Applicable		

Positions with Eysz

Dates	Position	Responsibilities
Jan 1, 2022 – Present	Chief Operating Officer	To establish operational, managerial, and administrative procedures, reporting structures and operation controls to support the strategic vision of the company.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Name	Number and Class of Securities Now Held	% of Voting Power Prior to Offering
Rachel Kuperman	4,736,071 (Common Stock)	62.84%
Parth Amin	1,696,000 (Common Stock)	22.50%

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Doctors lack objective data to effectively manage and treat neurological disorders, resulting in a yearly economic burden of $1.6 trillion[1] in the US and Europe. Eysz is building a digital health platform to give reliable, objective data to help clinicians care for people with neurological disorders, starting with epilepsy – a disorder characterized by recurrent seizures. Similar to other neurological disorders, measuring treatment outcomes in epilepsy is difficult because doctors do not have objective biomarkers to rely upon. Instead, they rely on subjective patient-reported data. As a result, doctors are left to guess which treatment will work, which leads to increased treatment costs for patients, poor patient outcomes, and years spent trying to find the right treatment for each individual.

Eysz is developing an AI-based clinical decision support software system that analyzes passive eye-movements from off-the-shelf eye-tracking systems to identify patterns related to seizures and neurocognitive side effects, and then outputs a report containing personalized dose response and natural history data to assist clinicians in the determination of optimal dosing therapy. Our anticipated business plan involves targeting two primary customers: healthcare providers and the pharmaceutical market. Eysz to employ a Software-as-a-Service (SaaS) model for providers charging a fee per patient per month that leverages existing reimbursement codes and allow for the application for additional codes in the future. At the same time, pharmaceutical researchers will be charged a flat fee per patient screened in a clinical study.

5. How many employees does the Company currently have? (§ 227.201(e))

The company currently has 5 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

<u>**Risk Factors Related to the Company and its Business:**</u>

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak and future outbreaks.

With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on our industry and, if repercussions of the outbreak are prolonged, could have a

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[1] Olesen, J et al. "The economic cost of brain disorders in Europe." *European journal of neurology* vol. 19,1 (2012): 155-62. doi:10.1111/j.1468-1331.2011.03590.x
Shaw, Gina. "The economic burden of neurologic disease—$800 billion annually in the US." *Neurology Today* 17.12 (2017): 1-14.

significant adverse impact on our business, which could be material. Our management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

We are an early-stage company and have not yet generated any profits.

Eysz, Inc. was formed in 2018. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market.

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described in the accompanying financial statements indicate there may be substantial doubt about the company's ability to continue as a going concern. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which the company has not been able to accomplish to date, and/or to obtain additional capital financing.

Any valuation of the company at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We have an evolving business model.

Our business model is one of innovation, including continuously working to establish and expand our portfolio of products and/or services to our clients. It is unclear whether these products/services will be successful. Further, we will continuously try to offer additional types of products/services, and we cannot offer any assurance that any of them will be successful. From time to time, we may also modify aspects of our business model relating to our product/service offerings. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results.

We are in a highly regulated industry.

We are a software company in the healthcare industry, and we are regulated by the Food and Drug Administration (FDA) as a medical device. Hence, we are required to comply with complex laws and regulations at both the state and federal level. If we expand to international markets in the future, we will also become subject to the respective laws and regulations of the respective international markets. We are subject to extensive regulation covering the quality, labeling, promotion, reporting distribution, and manufacturing of our products. In addition, we are subject to ensuring and maintaining privacy and security of personal health information. We continue to monitor and respond to changes in the regulatory landscape, however there can be no assurance that our operations will not be challenged or impacted by such changes or enforcement of these laws and regulations.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our Founder and Chief Executive Officer, Rachel Kuperman, and our Co-founder and Chief Operating Officer, Parth Amin. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

We are dependent on general economic conditions.

Our ability to grow as a business is dependent not only having a successful business model but also having access to investors. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our growth and ultimately our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow.

Changes to healthcare policies as set by the U.S. government may have a material adverse impact on our business.

In response to perceived increases in health care costs in recent years, there have been and continue to be proposals by the federal government, state governments, regulators, and third-party payors to control these costs and, more generally, to reform the U.S. health care system. Certain of these proposals could limit the prices we are able to charge for our products or the amounts of reimbursement available for our products and could limit the acceptance and availability of our products. The adoption of some or all of these proposals could have a material adverse effect on our business, financial condition and results of operations.

We face significant market competition.

We develop and provide solutions to help clinicians manage the neurological health of their patients better. We compete against a variety of established companies in the market as well likely new entrants into the market. Some of these follow a regulatory and reimbursement model that is different from ours and might provide them competitive advantages. Additionally, some competitors and future competitors may be better capitalized than us and have established distribution channels, which would give them a significant advantage in marketing and operations. As a result, we may not be able to compete effectively against these companies or their products, which may adversely impact our business.

We may not be able to protect all of our intellectual property.

Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that we will be able to obtain future protections for our intellectual property or defend our current trademarks and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert infringement claims with respect to our products or technologies. Any litigation for both protecting our intellectual property or defending our use of certain technologies could have material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We had a net loss of $263,018 in 2020 and a net loss of $249,446. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

Our revenues and profits are subject to fluctuations.

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: reimbursement policies, healthcare policies, regulatory frameworks, competition, and general economic conditions, our ability to market our products/services, headcount and other operating costs, and general industry and regulatory conditions and requirements. The company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

If the Company cannot raise sufficient funds, it will not succeed.

Even if the maximum offering amount is raised under this offering, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only a portion of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We do not have any alternative sources of funds committed.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Has Voting Rights	Has Other Rights?
Common Stock	10,000,000	7,641,566	Yes	Yes
Other	SAFE Notes	$1,786,000	No	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Options	625,611
Other	SAFE Notes

Those investors that participated in our offering via Bioverge Portal have given their voting rights to the Company's Board of Directors, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Bioverge Portal crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the SAFE Agreement that all investors entered into in connection with the purchase of common stock or units on Bioverge Portal.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Bioverge Portal offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The offering price for the securities offered has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Crowd SAFE is determined by the investor, and we do not guarantee that the Crowd SAFE will be converted into any particular number of shares of Preferred Stock. As discussed in the section captioned "Ownership and Capital Structure – 1. Description of the terms of the securities being offered." above, when we engage in an offering of equity interests involving Preferred Stock, Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the price of the Preferred Stock being issued to new Investors is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time calculated as discussed in the section captioned "Ownership and Capital Structure – 1. Description of the terms of the securities being offered." above. The Valuation Cap is equal to $15 million for investors who invest during the first 120 days of the Offering (until July 27, 2021) and is equal to $18 million for investors who invest after the first 120 days of the Offering (after July 27, 2021).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization will be determined by our board of directors. Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third-party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation, and interest rates; and the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner Eysz, investors do not have a definitive say in terms of business decisions and thus be limited as to its ability to control or influence the governance and operations of the Company.

Those investors who purchased common stock through Bioverge Portal have a minority ownership in Eysz and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Bioverge Portal investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Bioverge Portal investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Bioverge Portal may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Not Applicable

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
October 24, 2019	Regulation D, 506(b)	SAFE	$100,000	General Operations
November 28, 2019	Regulation D, 506(b)	SAFE	$80,000	General Operations
November 28, 2019	Regulation D, 506(b)	SAFE	$44,000	General Operations
December 2, 2019	Regulation D, 506(b)	SAFE	$50,000	General Operations
February 3, 2020	Regulation D, 506(b)	SAFE	$80,000	General Operations
March 9, 2020	Regulation D, 506(b)	SAFE	$50,000	General Operations
March 9, 2020	Regulation D, 506(b)	SAFE	$25,000	General Operations
March 9, 2020	Regulation D, 506(b)	SAFE	$500,000	General Operations
March 18, 2020	Regulation D, 506(b)	SAFE	$25,000	General Operations
March 18, 2020	Regulation D, 506(b)	SAFE	$25,000	General Operations
June 15, 2020	Regulation D, 506(b)	SAFE	$160,000	General Operations
July 23, 2020	Regulation D, 506(b)	SAFE	$10,000	General Operations
September 18, 2020	Regulation D, 506(b)	SAFE	$25,000	General Operations
September 24, 2020	Regulation D, 506(b)	SAFE	$25,000	General Operations
September 24, 2020	Regulation D, 506(b)	SAFE	$25,000	General Operations
October 8, 2020	Regulation D, 506(b)	SAFE	$25,000	General Operations
November 18, 2020	Regulation D, 506(b)	SAFE	$20,000	General Operations
December 1, 2020	Regulation D, 506(b)	SAFE	$80,000	General Operations

February 17, 2021	Regulation D, 506(b)	SAFE	$15,000	General Operations
April 21, 2021	Regulation D, 506(b)	SAFE	$25,000	General Operations
May 3, 2021	Regulation D, 506(b)	SAFE	$200,000	General Operations
August 4, 2021	Regulation D, 506(b)	SAFE	$91,000	General Operations
September 22, 2021	Regulation D, 506(b)	SAFE	$81,000	General Operations
March 2021	Regulation Crowdfunding	CrowdSafe	$162,201	Research and development, regulatory, clinical studies and general corporate.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Does Not Apply

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Eysz, Inc. was incorporated on May 31, 2018 in the State of Delaware. Eysz has derived limited revenue (from a one-time prize from a competition) since inception and the Company cannot reliably estimate how much revenue it will receive in the future, if any. We plan to develop and deploy software that will be regulated by and require clearance from the Food and Drug Administration. This is one of many regulatory factors that will influence our revenue.

The Company cannot reliably estimate how much profit it may generate in the future, if any. We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to initiate another capital raise either in parallel with this offering or directly after the completion of this offering to accredited investors. Although the valuation cap offered to investors in this Offering is meant to protect investors in future financing, the Company cannot reliably estimate the terms of any future financing. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our

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strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Eysz has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Eysz will file a report electronically with the SEC annually and post the report on its web site www.eyszlab.com no later than 120 days after the end of each fiscal year covered by the report.

Unaudited Financial Statements

Eysz Inc. Balance Sheet as of December 31, 2021 and 2020: UNAUDITED

	2021	2020
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,211,247	$ 1,192,495
Accounts Receivable	31,255	0
Prepaid expenses	46,673	5,001
Income tax receivable	6,532	3,405
Subscription receivable	0	469
Total Current Assets	1,295,707	1,201,370
Non-Current Assets:		
Property and equipment, net	71,075	76,582
Intangible assets, net	109,434	71,809
Total Non-Current Assets	180,509	148,391
TOTAL ASSETS	$1,476,216	$ 1,349,761
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 32,267	$ 116,857
Accrued payroll liabilities	28,458	2,629
Income tax payable	0	0
Total Current Liabilities	60,725	119,486
Long-Term Liabilities:		
SAFE agreements liability	1,786,000	1,374,000
Total Long-Term Liabilities	1,786,000	1,374,000
Total Liabilities:		
	1,846,725	1,493,486
Stockholders' Equity/(Deficit):		
Common Stock, $0.0001 par, 10,000,000 shares authorized, 7,641,566 and 6,427,076 shares issued and outstanding, 6,141,564 and 5,621,963 vested, as of December 31, 2021 and 2020, all respectively	764	643

Additional paid-in capital	86,702	64,161
Accumulated deficit	(457,975)	(208,529)
Total Stockholders' Equity/(Deficit)	(370,509)	(143,725)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$1,476,216	$ 1,349,761

Eysz Inc. Statement of Operations for the years ended December 31, 2021 and 2020: UNAUDITED

	2021	2020
Revenues:		
Grants and contracts	$ 521,347	$ 123,113
Total Revenues	521,347	123,113
Operating Expenses:		
General and Administrative	478,141	243,980
Research and Development	318,213	45,902
Total Operating Expenses	796,354	389,882
Profit/(loss) from operations:	(254,504)	(266,769)
Other Income / (Expense):		
Other Income	25,561	1,146
Total Other Income / (Expense)		1,146
Income/(loss) before benefit/(provision) for income tax	(249,446)	(265,623)
Benefit/(provision) for income taxes	0	2,605
Net Income/(Loss)	$(249,446)	$ (263,018)

Eysz Inc. Statement of Changes in Stockholders' Equity/(Deficit) for the years ended December 31, 2021 and 2020: UNAUDITED

	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount			
Balance at January 1, 2020	5,957,868	$ 596		$	$ 57,079	$ 54,489	$ 112,164
Common stock issued for services - RSPAs	469,208	47			422	-	469
Stock compensation on vested RSPAs					6,427		6,427
Founder contribution	233				233		233
Net loss	-	-	-	-	-	(263,018)	(263,018)
Balance at December 31, 2020	6,427,076	643			64,161	(208,529)	(143,725)
Common stock issued for services - RSPAs	1,214,490	121	-	-	2,038	-	2,159
Stock compensation on vested RSPAs	-	-	-	-	20,503	-	20,503
Net loss	-	-	-	-	-	(249,446)	(249,446)
Balance at December 31, 2021	7,641,566	$ 764	-	$	$ 86,702	$(457,975)	$(370,509)

21

Eysz Inc. Statement of Cash Flows for the years ended December 31, 2021 and 2020: UNAUDITED

	2021	2020
Cash Flows From Operating Activities		
Net Income/(Loss)	$(249,446)	$ (263,018)
Adjustments to reconcile net income/(loss) to net cash		
(used in)/provided by operating activities:		
Stock compensation expense	20,503	6,427
Depreciation	7,716	7,716
Amortization	5,084	2,865
Change in income tax payables/receivables	(3,126)	(12,969)
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(30,786)	
(Increase)/Decrease in prepaid expenses	(41,672)	(5,001)
Increase/(Decrease) in accounts payable	26,415	54,028
Increase/(Decrease) in accrued expenses	(85,177)	2,629
Net Cash Provided By/(Used In) Operating Activities	(350,489)	(207,323)
Cash Flows From Investing Activities		
Purchase of property and equipment	(2,208)	(76,125)
Purchase of intangible assets	(42,710)	(30,331)
Net Cash Used In Investing Activities	(44,918)	(106,456)
Cash Flows From Financing Activities		
Proceeds from issuance of common stock	2,159	-
Proceeds from founder contributions	0	233
Proceeds from issuance of SAFEs	412,000	1,100,000
Net Cash Provided By Financing Activities	414,159	1,100,233
Net Change In Cash	18,752	786,454
Cash at Beginning of Period	1,192,495	406,041
Cash at End of Period	$ 1,211,247	$ 1,192,495
Supplemental Disclosure of Cash Flow Information		

Cash paid for interest	$0	$	-
Cash paid for income taxes	$0	$	9,564

Eysz Inc. Notes to Financial Statements as of December 31, 2021 and 2020 and for the years ended: UNAUDITED

NOTE 1: NATURE OF OPERATIONS

Eysz, Inc. (the "Company"), is a corporation organized on May 31, 2018 under the laws of the State of Delaware. The Company is a developer of seizure detection software created to treat brain disorders worldwide. The software runs an algorithm that uses oculometric data such as eye movements to easily interface and integrate with other eye-tracking systems and therapeutic devices reliably detect when the seizure will occur, enabling clinicians and other professionals to find the possible reason and cause to administer serious diseases.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business. The Company also has unknown impacts from the ongoing COVID-19 pandemic.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, the Company's cash balances exceeded FDIC insured limits by $ 711,247 and $692,494, respectively.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. As of December 31, 2021 and 2020, the Company had accounts receivable of $ 31,255 and $ 0, respectfully. No allowance for doubtful accounts was deemed necessary.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company's property and equipment consisted of the following as of December 31, 2021 and 2020:

	2021	2020
Equipment	$ 86,640	$ 84,431
Less: Accumulated depreciation	(15,565)	(7,849)
Property and equipment net	$ 71,075	$ 76,582

Depreciation expense of $7,716 and $7,716 was recorded on these assets for the years ended December 31, 2021 and 2020, respectively.

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and licensing agreements to protect the Company's intellectual property. The Company amortizes patents and licensing agreements over the 20-year useful life. As of December 31, 2021 and 2020, costs totaling $ 118,353   and $75,643 associated with patents and licensing agreements had been recorded, respectively. Amortization expense of $ 5,084 and $2,865 has been recorded for the years ended December 31, 2021 and 2020, respectively. The net carrying value of the intangible assets as of December 31, 2021 and 2020 was $109,434 and $71,809, respectively. The Company has evaluated the capitalized costs for impairment and concluded no impairment exist as of December 31, 2021.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity/(deficit) on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

Grant revenue is primarily generated through research and development grant programs offered by the federal government, and is recognized using the milestone method, prescribed by FASB ASC 605-28, as the Company satisfies its obligations over the life of the contract. Each individual contract or grant lists each of the deliverables to be completed by the Company, the date those deliverables are to be completed and delivered, and the fee related to each individual deliverable. Revenues are recognized on each deliverable as it is completed (and delivered) over the life of the contract. Grant revenues for the years ended December 31, 2021 and 2020 were $ 521,347 and $123,113, respectively. The Company records grant revenue as a part of revenue from operations given that grant revenue is viewed as an ongoing function of its intended operations. The revenue from grants is not viewed as incidental or peripheral which would result in the presentation of grant revenue as other income. The Company recognizes nonrefundable grant revenue when the performance obligations have been met, a funding application has been submitted, and approval and payment is reasonably assured.

Research and Development

Research and development costs are expensed as incurred. The Company recorded $318,213 and $145,902 of research and development costs for the years ended December 31, 2021 and 2020, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when the effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

For the year ended December 31, 2020, the Company carried back part of its net taxable loss of $341,325 to offset the 2019 income and recorded a $6,532 income tax receivable related to this carryback. With state tax payments, the net tax benefit was $374 for the year ended December 31, 2020. The remaining 2020 loss carryforward after carryback to 2020 is $285,709. The Company estimates it will have a net operating loss carryforward of $239,740 for its tax year ended December 31, 2020.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2021 and 2020.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2021 tax years remain open to examination.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained net losses of $ 249,446 and 263,018 for the years ended December 31, 2021 and 2020, respectfully, has negative operating cash flows for the years ended December 31, 2021 and 2020, has an accumulated deficit of $370,509 as of December 31, 2021, and has a concentration of revenue derived from grants. These factors, among others, raise substantial doubt about the ability of the Company to continue operating as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

The Company has authorized 10,000,000 shares of $0.0001 par value common stock. As of December 31, 2021, and 2020, 7,641,564 and 6,427,076 shares of common stock were issued and outstanding, respectively.

Stock Issuances

The stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms of 2-4 years. The vesting is contingent upon continuous service with the Company and other terms defined in the agreements, which provide the Company the right to repurchase unvested shares at $0.0001 per share. As of December 31, 2021 and 2020, 6,141,564 and 5,621,963 of the issued and outstanding shares had vested, respectively.

The Company recognizes the fair value of restricted stock issuances over the vesting periods. Stock- based compensation expense of $ 20,503 and $6,427 was recognized the years ended December 31, 2021 and 2020, respectively. Total unrecognized compensation cost related to restricted stock issuances amounted to $28,200 as of December 31, 2021 and will be recognized over a weighted average period of 28 months.

In 2021, the Company issued restricted stock purchase agreements for 1,214,490 shares of common stock.

In 2020, the Company issued restricted stock purchase agreements for 469,208 shares of common stock, resulting in proceeds of $469.

<u>Equity Compensation Plan</u>

The Company adopted the *2019 Stock Incentive Plan* (the "Plan"). The Plan permits the grant of incentive stock options, non-statutory stock options, and other equity-based awards to attract and retain employees and consultants. Under the Plan, the Company issues stock options and restricted stock having a term of up to ten years and a strike price of no less than fair market value of common stock. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

The Company has reserved 625,611 shares of common stock under the Plan. As of December 31, 2021, 251,893 were available for grant under the Plan. Shares issued under the Plan totaled 342,438 for the years ended December 31, 2021 and 2020, respectively, and are included in the issuances discussed above.

NOTE 5: SAFE AGREEMENTS

In 2021 and 2020, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $412,000 and $1,100,000, respectively. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts divided by the conversion price into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by the lesser of: a) a pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a discount rate to the share pricing in the triggering equity financing.

$412,000 of the outstanding SAFE agreements provide for a valuation cap of $15,000,000 and a 20% discount, $635,000 of the outstanding SAFE agreements provide for a valuation cap of $15,000,000 and a 20% discount, $689,000 of the outstanding SAFE agreements provide for a valuation cap of $8,000,000 and a 20% discount, and $50,000 of the outstanding SAFE agreements provide for a valuation cap of $8,000,000 and a 0% discount.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the purchase amount; B) the number of shares determined by dividing the purchase amount by the price per share in the liquidation event.

If and upon a dissolution event, the purchase amount of the SAFE agreements is payable after satisfaction of debts and ahead of common stock in liquidation priority.

As of December 31, 2021, and 2020, $ 1,786,000 and $1,374,000 of SAFE agreements were outstanding.

NOTE 6: CONCENTRATIONS

The Company's revenue sources carry significant concentrations. For the years ended December 31, 2021 and 2020, there were two granting agencies that represented over 100% of total revenue and represented concentrations of risk which were approximately 100% of total revenues, respectively. Should the Company lose these funding sources it would significantly impair the Company's ability to continue as a going concern.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

<u>Management's Evaluation</u>

Management has evaluated subsequent events through April 27, 2022, the date the balance sheet was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Rachel Kuperman
(Signature)

Rachel Kuperman
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Rachel Kuperman
(Signature)

Rachel Kuperman
(Name)

CEO
(Title)

April 29, 2022
(Date)

EXHIBIT A

Financial Statements